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Exhibit 99.4

n e w s r e l e a s e	FALCONBRIDGE LIMITED

FIRST-STAGE INFERRED RESOURCE ESTIMATE SUCCESSFULLY COMPLETED
ON COLLAHUASI'S ROSARIO OESTE ZONE
 Large, High Quality Deposit could be Added to Collahuasi Reserve Base

        TORONTO, OCTOBER 24, 2005 — A large, high quality deposit could be added to Collahuasi's reserve base, the joint-venture partners of Compañía Minera Doña Inés de Collahuasi SCM (Collahuasi), were pleased to announce today. The partners include Anglo American plc, Falconbridge Limited and a Japanese consortium led by Mitsui & Co., Ltd.

Inferred Resource Estimate

        The first stage of the Inferred Resource estimate on Collahuasi's Rosario Oeste zone has been completed. Exploration results indicate the Rosario Oeste zone contains an Inferred Mineral Resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. The partners believe that these exploration results further demonstrate the potential of developing resources at Collahuasi.

        The mineral resource is located in the central part of the Rosario Oeste zone, and only 300 metres from the projected edge of the Rosario open pit. The mineralized zone, as currently defined, remains open to the north, south and at depth, and is thought to occupy approximately 50% of the total prospective area.

        If developed, Rosario Oeste would significantly leverage the Company's operation with its ability to capitalize on existing infrastructure at Collahuasi. The zone and surrounding lands that are the subject of an on-going exploration program are part of wholly-owned concessions of Collahuasi.

Mineralization

        Copper mineralization is principally contained in a structurally controlled chalcocite supergene blanket that formed over a swarm of high sulfidation veins. These results indicate potential to extend the life of the current operation, and add leachable resources to the existing reserve base. Portions of the resource contain elevated arsenic content that will be subject to further study.

        Time domain electromagnetic (TEM) geophysical surveys over the target area demonstrate strong correlation between anomalies and the known copper mineralization. A strong, untested anomaly has been defined about 600 metres south of the Rosario Oeste resource. The geophysical survey results also offer new and untested anomalies immediately south and southwest of the Rosario deposit.

Methodology and Compliance

        The new resource estimate incorporates exploration results that fall inside the defined block, from historic drill campaigns carried out mainly in 1991-1992 together with the results of an ongoing drill campaign initiated earlier this year. This new estimate incorporates the results of eight diamond-drill core holes from the 2005 campaign totaling 4,658 metres, together with 12 core holes completed in the period 1991-1992, totaling 6,248 metres. The new resource estimate in the Rosario Oeste zone was estimated by Collahuasi using the drill results obtained from approximately 150 by 250 metre centers, with holes ranging from 150 to 800 metres in depth. A table is attached showing composite intervals for all (20) drill holes incorporated in the estimation of the Rosario Oeste central area.

        This Inferred Mineral Resource estimate has been prepared in accordance with JORC standards on Mineral Resources and Ore Reserves, and is compatible with CIM Definitions on Mineral Resources and Mineral Reserves. The resource estimate with different total Cu (%TCu) cut-off grades is as follows:

"ROSARIO OESTE PROJECT"
SECONDARY SULPHIDE UNIT

Cut-off (%TCu)	KTonnes	%TCu
0.0	256,000	1.50
0.2	255,000	1.50
0.3	252,000	1.51
0.4	248,000	1.54
0.5	241,000	1.57
0.7	226,000	1.63

Exploration Program

        Five diamond-drill machines are currently working on the exploration program. More than 11,000 metres of drilling had been completed as of September 30, or approximately 50% of the approved program through the end of 2005. Collahuasi is considering extending this program to complete 66,000 metres at the end of 2006. Although Rosario Oeste is the main focus of the currently diamond-drill campaign, exploration drilling is also in progress on the Poderosa zone, located immediately southeast of the Rosario operation, where TEM geophysical surveys have yielded strong anomalies.

Table 1 — Drill Holes Campaign 1991 - 1992

Hole No	From (m)	To (m)	Interval length (m)	Length hole (m)	% Cu	As (ppm)	Comments
GC-191	234.00	375.76	141.76	375.76	1.64	873	Secondary enrichment
GC-193	284.00	460.00	176.00	629.52	1.19	941	Secondary enrichment
GC-195	296.00 427.95	381.00 624.64	85.00 196.69	624.64	1.60 1.10	818 117	Secondary enrichment
GC-198	228.00 402.52	367.52 519.11	139.52 116.59	519.11	10.40 1.92	17453 180	Secondary enrichment
GC-201	174.65	308.00	133.35	760.97	1.86	145	Secondary enrichment
GC-203	280.00	470.00	190.00	678.18	1.83	415	Secondary enrichment
GC-204	215.00	324.00	109.00	423.66	1.27	245	Secondary enrichment
GC-205A	286.00 460.00	290.00 494.00	4.00 34.00	521.24	1.57 0.63		Secondary enrichment
GC-206	40.00 140.15	60.00 148.00	20.00 7.85	149.14	0.38 0.56		Secondary enrichment
GC-207	120.00 141.25 234.00 270.00 316.00	126.00 202.00 252.54 278.00 328.00	6.00 60.75 16.54 8.00 12.00	339.77	0.76 1.10 0.59 1.09 0.72		Secondary enrichment
GC-216	396.80	488.00	91.20	581.94	2.13	234	Secondary enrichment
GC-217	388.00 565.12	530.00 644.77	142.00 79.65	644.77	1.20 0.99	735 99	Secondary enrichment

Table 2 — Drill Holes Campaign 2004 - 2005

Hole No	From (m)	To (m)	Interval length (m)	Length hole (m)	% Cu	As (ppm)	Comments
GC-220	198.00 300.00 392.00	246.00 332.00 560.00	48.00 32.00 168.00	560.06	1.50 2.41 0.80	77 117 110	Secondary enrichment
GC-221	144.00 236.00 270.00 334.00 472.00 626.00	180.00 258.00 318.00 472.00 626.00 671.00	36.00 22.00 48.00 138.00 154.00 45.00	671.40	1.29 1.01 1.02 1.24 0.59 0.92	214 98 138 276 84 160	Secondary enrichment
GC-222	362.00 556.00 592.00 666.00	448.00 578.00 644.00 694.00	86.00 22.00 52.00 28.00	800.00	1.54 1.00 1.49 1.26	116 33 147 215	Secondary enrichment
GC-223	222.00 278.00 303.00	250.00 294.00 407.00	28.00 16.00 104.00	678.90	0.91 0.98 1.62	49 88 588	Secondary enrichment
GC-225	360.00	410.00	50.00	546.10	0.98	173	Secondary enrichment
GC-226	416.00	519.80	103.80	519.80	1.57	433	Secondary enrichment
GC-227				132.15
GC-227A	348.00 398.00 484.00 622.00	374.00 446.00 552.00 672.00	26.00 48.00 68.00 50.00	750.00	1.59 0.99 0.83 1.39	61 210 61 66	Secondary enrichment

QUALITY CONTROL

        Drill core samples from the 2005 drilling program were assayed by Cesmec Laboratory, an independent facility located in Iquique, Chile, which is certified by ISO 9001-2000 standards. All drill samples utilized one-half of core samples from the 2005 campaign, and were subject to established QA/QC procedures that includes the use of blanks, mine specific standards, and duplicates. Additionally, check assays were made at ALS and CIMM laboratories in Santiago, Chile. Assays from previous work were performed by SGS laboratory, an independent facility located in Santiago, Chile.

        Compañía Minera Doña Inés de Collahuasi (CMDIC) is a joint-venture company held by Falconbridge Limited (44%), Anglo American plc (44%), and a Japanese consortium led by Mitsui.

        Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL. LV). Falconbridge's website can be found at www.falconbridge.com. Sulfidmalm A/S is a wholly owned subsidiary of Falconbridge Limited.

For additional information, please contact:

  Marcial M. Vergara
  Geology Manager
  CMDIC
  mevergara@collahuasi.cl

or

  Denis Couture
  Senior Vice-President, Investor Relations,
  Communications and Public Affairs
  Falconbridge Limited
  (416) 982-7020
  denis.couture@falconbridge.com

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Exhibit 99.4